SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO

        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                        Securities Exchange Act of 1934
                                (Amendment No. 4)

                           Utah Medical Products, Inc.
                           ---------------------------
                                (Name of Issuer)

                      Utah Medical Products, Inc. (Issuer)
                      ------------------------------------
                            (Name of Filing Persons)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    917488108
                      -------------------------------------
                      (Cusip Number of Class of Securities)

                                Kevin L. Cornwell
                                Chairman and CEO
                           Utah Medical Products, Inc.
                               7043 South 300 West
                               Midvale, Utah 84047
                                 (801-566-1200)
  ----------------------------------------------------------------------------
  (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                            CALCULATION OF FILING FEE

  Transaction Valuation*                                 Amount of Filing Fee
       $8,200,000                                              $1,640

* Calculated solely for the purpose of determining the amount of the filing fee, based on the purchase of 1,000,000 shares of Common Stock, par value $.01 per share, at the tender offer price of $8.20 per share.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,640
Filing Party:  Utah Medical Products, Inc.
Form or Registration No.:  Amendment No. 1 to Schedule TO
Date Filed:  August 18, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.
[x]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 4 to the Tender Offer Statement on Schedule TO relates to the tender offer by Utah Medical Products, Inc., a Utah corporation ("UTMD" or the "Company"), to purchase 1,000,000 shares, or such lesser number of shares as are validly tendered and not withdrawn, of its Common Stock, par value $.01 per share, including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, between Utah Medical Products, Inc. and Registrar and Transfer Company as Rights Agent, at a price of $8.20 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal which, as they may be amended from time to time, together constitute the "Offer," copies of which were previously filed on Amendment No. 1 to the Schedule TO as Exhibit (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 4 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.


Item 12.   Exhibits.

(a)(5)(D)  Form of Press Release issued by the Company dated September 19, 2000.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            UTAH MEDICAL PRODUCTS, INC.


                                   By:      /s/ KEVIN L. CORNWELL
                                            ------------------------------------
                                   Name:    Kevin L. Cornwell
                                   Title:   Chairman and Chief Executive Officer

Dated: September 19, 2000



                                  EXHIBIT INDEX


 Exhibit #            Description
-------------         -----------
(a)(5)(D)             Press Release, dated September 19, 2000

                               EXHIBIT (a) (5) (D)

                                  PRESS RELEASE
                      UTMD Announces Results of Self-Tender

Contact:  Paul Richins                                        September 19, 2000
(801) 566-1200

Salt Lake City, Utah - Utah Medical Products, Inc.'s (Nasdaq:UTMD) Tender Offer for 1,000,000 of its Shares at $8.20 per share, initially announced on August 10, expired at 5:00 p.m. Eastern Time Friday September 15. According to preliminary results tabulated by Registrar and Transfer Company, the Depositary for the Offer, which need final verification, shareholders tendered 1,607,000 shares.

In accordance with the applicable regulations of the SEC, which allow the Company to purchase pursuant to the Offer an additional amount of shares not to exceed 2% of UTMD's outstanding shares, UTMD will purchase 100% of the odd lots and 69% of all other shares tendered, or about 1,120,000 total shares. UTMD estimates that proceeds will be distributed to selling shareholders by the Depositary in about two weeks' time.

After the Offer, UTMD's outstanding shares will number approximately 5,034,000. Given UTMD's ability to generate cash from its operations, the Board of Directors is pleased to have the opportunity to repurchase shares at such a low value, and remains committed to increasing shareholder value with an ongoing share repurchase program. Shareholders who did not tender their shares now own 21% more of UTMD than they did before the Offer expired.

CEO Kevin Cornwell states, "This year has obviously been a difficult year for UTMD in terms of sustaining its top line sales growth. In the U.S., competition has been keen in our core product areas and hospitals have been increasingly constrained in their ability to buy premium products; and overseas, the strength of the dollar has impeded business activity. We believe external market conditions will improve, and in addition, look forward to introduction of new products from internal product development, and the possibility of finding and successfully completing an accretive acquisition. Despite the recent period of slower sales, UTMD remains very profitable and operationally fit. I believe we will begin to renew UTMD's sales growth, with the resulting improving performance together with the share repurchases generating more interest from investors looking for excellent stock values."

Investors are cautioned that this press release contains forward looking statements and that actual events may differ from those projected. Risks factors that could cause results to differ materially from those projected include market acceptance of products, timing of regulatory approval of new products, UTMD's ability to efficiently manufacture, market, and sell its products, among other factors that have been outlined in UTMD's public disclosure filings with the SEC.